Appendix A
to the Operating Expenses Limitation Agreement

(as amended on December 5, 2013 to increase the limit of the Short-Term Securities Fund)

Series and Class of Advisors Series Trust	Operating Expense Limit

PIA Moderate Duration Bond Fund – Advisor Class	0.50% of average daily net assets

PIA Short-Term Securities Fund – Advisor Class	0.39% of average daily net assets

ADVISORS SERIES TRUST on behalf of the series listed on Appendix A	PACIFIC INCOME ADVISERS, INC.

By: /s/Douglas G. Hess	By: /s/ Lloyd McAdams
Name: Douglas G. Hess	Name: Lloyd McAdams
Title: President	Title: Chairman